ENVOY MEDICAL, INC.
4875 White Bear Lake Parkway
White Bear Lake, MN 55110

October 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Richie

Re:	Envoy Medical, Inc.
Registration Statement on Form S-3
File Number: 333-282474

Dear Mr. Richie:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Envoy Medical, Inc. requests acceleration of the effective date of the above-referenced Registration Statement so that the same shall become effective as of 4:00 p.m. Eastern Time on October 21, 2024, or as soon thereafter as possible.

Sincerely,

ENVOY MEDICAL, INC.

By:	/s/ David R. Wells
David R. Wells
Chief Financial Officer